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UNITED STATES	OMB Number: 3235-0058
SECURITIES AND EXCHANGE COMMISSION	Expires: April 30, 2009
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SEC FILE NUMBER 1-16119
FORM 12b-25
CUSIP NUMBER 784121105
NOTIFICATION OF LATE FILING

(Check One):☐ Form 10-K ☐Form 20-F ☐Form 11-K ☒ Form 10-Q ☐Form N-SAR ☐Form N-CSR

For Period Ended:    March 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
SFBC International, Inc. Full Name of Registrant
Former Name if Applicable
504 Carnegie Center Address of Principal Executive Office (Street and Number)
Princeton, New Jersey 08540 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

SFBC International, Inc.’s (the “Company”) Report on Form 10-Q for the quarter ended March 31, 2006 cannot be filed on a timely basis because events arising out of the operation of the Company’s Miami and Ft. Myers facilities have resulted in numerous changes to the Company’s expectations about future operating results at these facilities . In this regard the Company prepared impairment calculations and as a result has taken impairment charges amounting to approximately $7.1 million relating to goodwill in Miami and Ft. Myers, and on the Miami building which houses clinical operations and administrative offices.  Additionally, the Company has been working with its lenders to obtain a waiver on covenant defaults of its Credit Facility  This has delayed the Company’s accounting staff and management in completing the Form 10-Q. We expect to file the Form 10-Q within its extended deadline.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
David Natan (Name)	(305) 895-0304 (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s direct revenue for the quarter ended March 31, 2006 was approximately $80.1 million as compared to direct revenue of $77.3 million for the quarter ended March 31, 2005. The Company’s net loss for the quarter ended March 31, 2006 was approximately $4.1 million as compared to a net income of $5.0 million for the quarter ended March 31, 2005. Total costs and expenses for the quarter ended March 31, 2006 were $113.4 million as compared to total costs and expenses of $84.6 million for the quarter ended March 31, 2005. Interest expense for the quarter ended March 31, 2006 was $1.8 million as compared to $5.5 million for the quarter ended March 31, 2005. The income tax benefit for the quarter ended March 31, 2006 was approximately $1.4 million as compared to an expense of $1.6 million for the quarter ended March 31, 2005. The differences in direct revenue, net earnings, total costs and expenses and income tax expense result principally from the decline in business at the Company’s Miami facility. These financial results include the impact of an impairment charge of approximately $7.1 million related to the goodwill on the Company’s balance sheet incurred when the Company’s Miami subsidiary acquired Clinical Pharmacology Associates in August 2003, goodwill related to the Company’s Fort Myers operations and the long-lived asset related to the Company’s Miami property.

SFBC International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date            May 10, 2006               By   /s/    David Natan

David Natan, Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).